June 30, 2005

Zip+4 Code: 20549-0305

<u>Via U.S. Mail</u>

Mr. Charles Smith
Chief Executive Officer and Chief Financial Officer
Crown Partners, Inc.
20700 Ventura Boulevard
Suite 227
Woodland Hills, California 91364

RE: Crown Partners, Inc. (the "Company")
Form 10-KSB for the year ended December 31, 2004
File No. 33-11986-LA

Dear Mr. Smith:

Based upon an examination restricted solely to considerations of the Financial Statements, Management's Discussion and Analysis, and Selected Financial Data, the staff has the following comments on the above-referenced document. We think you should revise all future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your response. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond within 15 business days to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate by the Company, advise the staff of the reason thereof.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.

<u>Form 10-K for the Year Ended December 31, 2004</u>

Item 6. Management's Discussion and Analysis or Plan of Operations, page 5

1. Your disclosure merely repeats information that is evident from your financial statements. In addition to reiterating the various amounts that appear in the financial statements, please revise future filings to include an analysis and quantification of the particular causes of changes in line items such as revenues, general and administrative expenses, and impairment. When changes in revenue and expense items are attributable to several factors, each factor should be separately identified and quantified. See Item 303 of Regulation S-B.

Liquidity and Capital Resources, page 6

2. Please expand your disclosure in future filings discuss the consequences to your operations if (for whatever reason) you are unable to raise capital.

Financial Statements
Consolidated Statements of Operations, page 3

3. Supplementally advise us, and expand the notes to the financial statements in future filings to, of your impairment policy for long-lived assets, the facts and circumstances related to your $374,385 impairment charge recognized fiscal year 2003, and the methodology used to determine the amount of the impairment.

Consolidated Statement of Stockholders' Equity, page 4

4. Reference is made to the issuance of your common stock for services during the year ended December 31, 2004. Supplementally tell us, and revise the notes to the financial statements in future filings to disclose, whether the value of the transaction was based on the fair market value of your common shares given or on the fair value of the services received. See paragraph 18 of APB 29 for guidance. As part of your response, also indicate whether the stock issued for cash was to an unrelated third party.

Consolidated Statements of Cash Flows, page 5
Note 1 - Summary of Significant Accounting Policies, Nature of Business, page 6

5. You disclose in Note 1 that your main activities and sources of income are from daily trading in the stock markets. We also note from your statements of cash flows that you purchased and sold marketable securities during fiscal year 2004 and your statements of operations indicates that you realized a $107,192 loss on securities during fiscal year 2004. In this regard, revise future filings to include the disclosure required by paragraph

21(b) of SFAS 115 and clarify your accounting policy for unrealized and realized gains (losses) for your trading securities using the guidance set forth in SFAS 115. In addition, please revise your statements of cash flows in future filings to reflect cash flows from purchases and sales of your trading securities as cash flows from operating activities in accordance with paragraph 18 of SFAS 115.

Note 1 - Summary of Significant Accounting Policies, Revenue Recognition, page 7

6. Please expand your revenue recognition policy to clarify how your policy relates to the nature of your business operations during the two years ended December 31, 2004.

Note 5 - Advances, page 9

7. Supplementally advise us whether these advances are from a related party. If so, please revise your disclosures in future filings include the disclosures required by paragraph 2 of SFAS 57.

Form 10-QSB for the Quarterly Period Ended March 31, 2005

Financial Statements
Consolidated Statements of Operations, page 3

8. Supplementally tell us, and revise the notes to the financial statements in future filings to disclose, the facts and circumstances related to the forgiveness of debt in the amount of $19,206 recognized in the first quarter of 2004. Please note that in the event there is a related party relationship, the extinguishment transaction between related parties should be recognized as a capital transaction. See the guidance in footnote 1 to APB Opinion 26. Also, supplementally tell us where the forgiveness of debt was reflected in your statement of operations for the fiscal year ended December 31, 2004 and the accounting literature that supports your accounting treatment.

9. Please revise future filings to present the line item, interest expense, below the line item, operating income (loss).

General

10. Comply with the comments on the Form 10-KSB for the year ended December 31, 2004 as they apply to filings on your Form 10-QSB.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;
· staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Effie Simpson at (202) 551-3346 or, in her absence, the undersigned, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Max Webb, Assistant Director, at (202) 551-3818 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief